UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	13 March 2026 - “Director/PDMR Shareholding”

99.1

Haleon plc: Director/PDMR Shareholding

13 March 2026: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs").

This notification sets out the details of the grant of Haleon share awards over Ordinary Shares made to PDMRs under the Haleon Performance Share Plan and Deferred Annual Bonus Plan.

The Performance Share Plan main awards are subject to performance conditions over the performance period ending on 31 December 2028. Performance targets are disclosed in the 2025 Annual Report and 20-F.

All awards were made in line with the principles of Haleon's Directors' Remuneration Policy and are subject to malus and clawback provisions.

1	Details of the issuer or emission allowance market participant
a)	Name of the entity	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment to prior notifications	Initial Notification
3	Details of the person discharging managerial responsibilities / person closely associated ("PCA")
a)	PDMR/PCA	PDMR
b)	Name	Brian McNamara
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of Instrument	Share

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Deferred Annual Bonus Plan
c)	Currency, Price(s) and Volume(s)
			Price(s)	Volume(s)
		(i)	Nil	1,639,855
		(ii)	Nil	173,825

d)	Aggregated information

	- Aggregated volume	1,813,680

	- Price	Nil

e)	Date of the transaction	12 March 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the issuer or emission allowance market participant
a)	Name of the entity	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment to prior notifications	Initial Notification
3	Details of the person discharging managerial responsibilities / person closely associated ("PCA")
a)	PDMR/PCA	PDMR
b)	Name	Dawn Allen
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of Instrument	Share

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Deferred Annual Bonus Plan
c)	Currency, Price(s) and Volume(s)
			Price(s)	Volume(s)
		(i)	Nil	712,784
		(ii)	Nil	95,513

d)	Aggregated information

	- Aggregated volume	808,297

	- Price	Nil

e)	Date of the transaction	12 March 2026
f)	Place of the transaction	Outside a trading venue

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 13, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary